Exhibit 99.1

SOHU.COM REPORTS SECOND QUARTER 2023 UNAUDITED FINANCIAL RESULTS

BEIJING, Aug 7, 2023 –Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), a leading Chinese online media, video, and game business group, today reported unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter Highlights

•	Total revenues were US$152 million, down 22% year-over-year and 6% quarter-over-quarter.

•	Brand advertising revenues were US$24 million, down 4% year-over-year and up 6% quarter-over-quarter.

•	Online game revenues were US$118 million, down 25% year-over-year and 9% quarter-over-quarter.

•	GAAP net loss attributable to Sohu.com Limited was US$21 million, compared with net income of US$9 million in the second quarter of 2022 and a net loss of US$18 million in the first quarter of 2023.

•

Non-GAAP[1] net loss attributable to Sohu.com Limited was US$18 million, compared with net income of US$12 million in the second quarter of 2022 and a net loss of US$13 million in the first quarter of 2023.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “In the second quarter of 2023, we delivered stable performance, with both revenues and the bottom line meeting our expectations. At Sohu Media, we enhanced the user experience through continuous refinements to our products and technology and by offering users a steady stream of reliable content in real time. At Sohu Video, with consistent execution of our “Twin Engine” strategy, we expanded our portfolio of long and short-form video content and proactively improved their social distribution. Leveraging our advanced live broadcasting technology and Sohu product matrix, we hosted traditional flagship events and innovative content marketing campaigns which generated abundant premium content and attracted more users. This put us in a position to explore more monetization opportunities and gain advertising dollars. Online games remained steady, generating revenues in line with our prior guidance.”

Second Quarter Financial Results

Revenues

Total revenues were US$152 million, down 22% year-over-year and 6% quarter-over-quarter.

Brand advertising revenues were US$24 million, down 4% year-over-year and up 6% quarter-over-quarter.

Online game revenues were US$118 million, down 25% year-over-year and 9% quarter-over-quarter. The decreases were mainly due to the natural decline of our older games.

Gross Margin

Both GAAP and non-GAAP gross margin were 76%, compared with 73% in the second quarter of 2022 and 75% in the first quarter of 2023.

Both GAAP and non-GAAP gross margin for the brand advertising business were 30%, compared with 4% in the second quarter of 2022 and 17% in the first quarter of 2023.

Both GAAP and non-GAAP gross margin for online games were 87%, compared with 84% in the second quarter of 2022 and 85% in the first quarter of 2023.

[1]

Non-GAAP results exclude share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact; and interest expense recognized in connection with the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “U.S. TCJA”). Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Operating Expenses

GAAP operating expenses were US$138 million, up 5% year-over-year and down 1% quarter-over-quarter. Non-GAAP operating expenses were US$138 million, up 6% year-over-year and down 1% quarter-over-quarter. The year-over-year increase was mainly due to an increase in Changyou’s product development expenses.

Operating Profit/(Loss)

GAAP operating loss was US$23 million, compared with an operating profit of US$10 million in the second quarter of 2022 and an operating loss of US$18 million in the first quarter of 2023.

Non-GAAP operating loss was US$23 million, compared with an operating profit of US$11 million in the second quarter of 2022 and an operating loss of US$18 million in the first quarter of 2023.

Income Tax Expense

GAAP income tax expense was US$18 million, compared with income tax expense of US$17 million in the second quarter of 2022 and income tax expense of US$13 million in the first quarter of 2023. Non-GAAP income tax expense was US$15 million, compared with income tax expense of US$16 million in the second quarter of 2022 and income tax expense of US$11 million in the first quarter of 2023.

Net Income/(Loss)

GAAP net loss attributable to Sohu.com Limited was US$21 million, or a net loss of US$0.62 per fully-diluted ADS, compared with net income of US$9 million in the second quarter of 2022 and a net loss of US$18 million in the first quarter of 2023.

Non-GAAP net loss attributable to Sohu.com Limited was US$18 million, or a net loss of US$0.52 per fully-diluted ADS, compared with net income of US$12 million in the second quarter of 2022 and a net loss of US$13 million in the first quarter of 2023.

Liquidity and Capital Resources

As of June 30, 2023, cash and cash equivalents, short-term investments and long-term time deposits totaled approximately US$1.4 billion.

Supplementary Information for Changyou Results2

Second Quarter 2023 Operating Results

•

For PC games, total average monthly active user accounts[3] (MAU) were 2.2 million, a decrease of 4% year-over-year and flat quarter-over-quarter. Total quarterly aggregate active paying accounts[4] (APA) were 0.9 million, a decrease of 12% year-over-year and 4% quarter-over-quarter. The year-over-year decrease in APA was mainly due to the natural decline of TLBB PC.

•

For mobile games, total average MAU were 1.3 million, a decrease of 35% year-over-year and 19% quarter-over-quarter. Total quarterly APA were 0.3 million, a decrease of 35% year-over-year and 15% quarter-over-quarter. The decreases in MAU and APA were due to the natural decline of our older games.

Second Quarter 2023 Unaudited Financial Results

Total revenues were US$119 million, a decrease of 25% year-over-year and 9% quarter-over-quarter. Online game revenues were US$118 million, a decrease of 25% year-over-year and 9% quarter-over-quarter. Online advertising revenues were US$1 million, a decrease of 37% year-over-year and 19% quarter-over-quarter.

GAAP and non-GAAP gross profit were both US$103 million, a decrease of 22% year-over-year and 7% quarter-over-quarter.

GAAP operating expenses were US$54 million, an increase of 12% year-over-year and a decrease of 5% quarter-over-quarter. The year-over-year increase was mainly due to an increase in product development expenses.

[2]	“Changyou Results” consist of the results of Changyou’s online game business and its 17173.com Website.
[3]	Monthly active user accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[4]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

Non-GAAP operating expenses were US$54 million, an increase of 13% year-over-year and a decrease of 5% quarter-over-quarter.

GAAP operating profit was US$49 million, compared with an operating profit of US$84 million for the second quarter of 2022 and US$54 million for the first quarter of 2023.

Non-GAAP operating profit was US$49 million, compared with a non-GAAP operating profit of US$85 million for the second quarter of 2022 and US$55 million for the first quarter of 2023.

Business Outlook

For the third quarter of 2023, Sohu estimates:

•	Brand advertising revenues to be between US$21 million and US$24 million; this implies an annual decrease of 7% to 18%, and a sequential decrease of nil to 12%.

•

Online game revenues to be between US$108 million and US$118 million; this implies an annual decrease of 21% to 27%, and a sequential decrease of nil to 9%. This guidance excludes revenue projections for the New TLBB Mobile game, which is scheduled to launch in the third quarter of 2023. Given that the game is not yet launched, revenue projections for the game remain uncertain. Therefore the Company believes that it is appropriate to take a conservative approach with its third quarter guidance.

•	Non-GAAP net loss attributable to Sohu.com Limited to be between US$20 million and US$30 million; and GAAP net loss attributable to Sohu.com Limited to be between US$23 million and US$33 million.

For the third quarter 2023 guidance, the Company has adopted a presumed exchange rate of RMB7.20=US$1.00, as compared with the actual exchange rate of approximately RMB6.83=US$1.00 for the third quarter of 2022, and RMB7.00=US$1.00 for the second quarter of 2023.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact; and interest expense recognized in connection with the Toll Charge imposed by the U.S. TCJA. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact; and interest expense recognized in connection with the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact, do not involve subsequent cash outflow or are reflected in the cash flows at the equity transaction level, Sohu does not factor in their impact when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact, and also excluded the interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited, and diluted net income attributable to Sohu.com Limited per ADS excluding share-based compensation expense and interest expense recognized in connection with the Toll Charge is that share-based compensation expense and interest expense recognized in connection with the Toll Charge have been and can be expected to continue to be significant recurring expenses in Sohu’s business. It is also possible that changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact will recur in the future. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported U.S. dollar results; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in video content and will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales and online games for its revenues; and the impact of the U.S. TCJA. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2022, and other filings with and information furnished to the U.S. Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, August 7, 2023 (7:30 p.m. Beijing/Hong Kong time, August 7, 2023) following the quarterly results announcement. Participants can register for the conference call by clicking here, which will lead them to the conference registration website. Upon registration, participants will receive details for the conference call, including the dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s website at https://investors.sohu.com/

About Sohu

Sohu.com Limited (NASDAQ: SOHU) was established by Dr. Charles Zhang, one of China’s internet pioneers, in the 1990s. As a mainstream media platform, Sohu is indispensable to the daily life of millions of Chinese, providing a network of web properties and community based products which continually offer a broad array of choices regarding information, entertainment and communication to the vast number of Sohu users. Sohu has built one of the most comprehensive matrices of Chinese language web properties, consisting of the leading online media destinations Sohu News App, mobile news portal m.sohu.com, PC portal www.sohu.com; online video website tv.sohu.com; and the online games platform www.changyou.com/en/.

Sohu provides online brand advertising services as well as multiple news, information and content services on its matrix of websites and also on its mobile platforms. Sohu’s online game business, conducted by its subsidiary Changyou, develops and operates a diverse portfolio of PC and mobile games, such as the well-known Tian Long Ba Bu (“TLBB”) PC and Legacy TLBB Mobile.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	linda.bergkamp@christensencomms.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Jun. 30, 2023	Mar. 31, 2023	Jun. 30, 2022
Revenues:
Brand advertising	$23,883	$22,524	$24,923
Online games	118,426	129,463	157,294
Others	9,781	9,806	12,563

Total revenues	152,090	161,793	194,780

Cost of revenues:
Brand advertising (includes share-based compensation expense of $-21, $13, and $14, respectively)	16,705	18,687	23,964
Online games (includes share-based compensation expense of $18, $18, and $42, respectively)	15,839	19,028	25,691
Others	4,477	2,728	3,345

Total cost of revenues	37,021	40,443	53,000

Gross profit	115,069	121,350	141,780
Operating expenses:
Product development (includes share-based compensation expense of $179, $269, and $589, respectively)	69,492	73,048	65,098
Sales and marketing (includes share-based compensation expense of $-52, $35, and $33, respectively)	57,153	52,443	53,359
General and administrative (includes share-based compensation expense of $134, $410, and $708, respectively)	11,372	14,311	13,229

Total operating expenses	138,017	139,802	131,686

Operating profit/(loss)	(22,948)	(18,452)	10,094
Other income, net	5,131	3,797	7,235
Interest income	11,041	11,084	3,720
Exchange difference	3,067	(1,074)	4,943

Income/(loss) before income tax expense	(3,709)	(4,645)	25,992
Income tax expense	17,747	13,289	17,323
Net income/(loss)	(21,456)	(17,934)	8,669

Less: Net income/(loss) attributable to the noncontrolling interest shareholders	(261)	(1)	1

Net income/(loss) attributable to Sohu.com Limited	(21,195)	(17,933)	8,668

Basic net income/(loss) per share/ADS attributable to Sohu.com Limited[5]	$(0.62)	$(0.53)	$0.25

Shares/ADSs used in computing basic net income/(loss) per share/ADS attributable to Sohu.com Limited	34,091	34,091	34,535

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$(0.62)	$(0.53)	$0.25

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	34,091	34,091	34,535

[5]	Each ADS represents one ordinary share.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Jun. 30, 2023	As of Dec. 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$482,623	$697,821
Restricted cash	3,168	3,641
Short-term investments	528,615	473,624
Accounts receivable, net	58,531	67,541
Prepaid and other current assets	87,530	83,093

Total current assets	1,160,467	1,325,720

Fixed assets, net	270,338	288,226
Goodwill	46,868	47,415
Long-term investments, net	24,104	26,012
Intangible assets, net	3,629	5,394
Long-term time deposits	370,796	265,802
Other assets	10,914	19,207

Total assets	$1,887,116	$1,977,776

LIABILITIES
Current liabilities:
Accounts payable	$47,647	$56,449
Accrued liabilities	112,025	126,461
Receipts in advance and deferred revenue	47,632	48,080
Accrued salary and benefits	57,105	60,754
Taxes payables	9,826	10,612
Other short-term liabilities	117,941	114,532

Total current liabilities	$392,176	$416,888

Long-term other payables	1,223	1,795
Long-term tax liabilities	451,911	448,043
Other long-term liabilities	207	340

Total long-term liabilities	$453,341	$450,178

Total liabilities	$845,517	$867,066

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	1,040,593	1,109,442
Noncontrolling interest	1,006	1,268

Total shareholders’ equity	$1,041,599	$1,110,710

Total liabilities and shareholders’ equity	$1,887,116	$1,977,776

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Jun. 30, 2023					Three Months Ended Mar. 31, 2023					Three Months Ended Jun. 30, 2022
	GAAP	Non-GAAP Adjustment			Non-GAAP	GAAP	Non-GAAP Adjustment			Non-GAAP	GAAP	Non-GAAP Adjustment			Non-GAAP
		(21)	(a	)			13	(a	)			14	(a	)

Brand advertising gross profit	$7,178	$(21)			$7,157	$3,837	$13			$3,850	$959	$14			$973

Brand advertising gross margin	30%				30%	17%				17%	4%				4%

		18	(a	)			18	(a	)			42	(a	)

Online games gross profit	$102,587	$18			$102,605	$110,435	$18			$110,453	$131,603	$42			$131,645

Online games gross margin	87%				87%	85%				85%	84%				84%

		—	(a	)			—	(a	)			—	(a	)

Others gross profit	$5,304	$—			$5,304	$7,078	$—			$7,078	$9,218	$—			$9,218

Others gross margin	54%				54%	72%				72%	73%				73%

		(3)	(a	)			31	(a	)			56	(a	)

Gross profit	$115,069	$(3)			$115,066	$121,350	$31			$121,381	$141,780	$56			$141,836

Gross margin	76%				76%	75%				75%	73%				73%

Operating expenses	$138,017	$(261)	(a	)	$137,756	$139,802	$(714)	(a	)	$139,088	$131,686	$(1,330)	(a	)	$130,356

		258	(a	)			745	(a	)			1,386	(a	)

Operating profit/(loss)	$(22,948)	$258			$(22,690)	$(18,452)	$745			$(17,707)	$10,094	$1,386			$11,480

Operating margin	-15%				-15%	-11%				-11%	5%				6%

Income tax expense	$17,747	$(3,061)	(d	)	$14,686	$13,289	$(2,420)	(c,d	)	$10,869	$17,323	$(1,405)	(c,d	)	$15,918

		258	(a	)			745	(a	)			1,386	(a	)
		—					2,218	(b	)			978	(b	)
		—					(555)	(c	)			(244)	(c	)
		3,061	(d	)			2,975	(d	)			1,649	(d	)

Net income/(loss) before non-controlling interest	$(21,456)	$3,319			$(18,137)	$(17,934)	$5,383			$(12,551)	$8,669	$3,769			$12,438

		258	(a	)			745	(a	)			1,386	(a	)
		—					2,218	(b	)			978	(b	)
		—					(555)	(c	)			(244)	(c	)
		3,061	(d	)			2,975	(d	)			1,649	(d	)

Net income/(loss) attributable to Sohu.com Limited for diluted net income/(loss) per share/ADS	$(21,195)	$3,319			$(17,876)	$(17,933)	$5,383			$(12,550)	$8,668	$3,769			$12,437

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$(0.62)				$(0.52)	$(0.53)				$(0.37)	$0.25				$0.36

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	34,091				34,091	34,091				34,091	34,535				34,535

Note:

(a)	To eliminate the impact of share-based awards.

(b)	To adjust for changes in the fair value of the Company’s investments.

(c)	To adjust for the impacts of income tax related to changes in the fair value of the Company’s investments.

(d)	To adjust for the effect of the Toll Charge.